State of North Carolina
Department of the Secretary of State

ARTICLES OF AMENDMENT
OF
M&F BANCORP, INC.

Pursuant to §55-10-06 of the General Statutes of North Carolina, the undersigned corporation hereby submits the following Articles of Amendment for the purpose of amending its Articles of Incorporation.

1.	The name of the corporation is: M&F BANCORP, INC.

2.	The text of each amendment adopted is as follows (State below or attach):

See attached Exhibit A.

3.	If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment, if not contained in the amendment itself, are as follows:

Not applicable.

4.	The date of adoption of each amendment was as follows: June 10, 2009.

5.	The amendment was approved by shareholder action, and such shareholder approval was obtained as required by Chapter 55 of the North Carolina General Statutes.

6.	These articles will be effective upon filing, unless a delayed time and date is specified:

This the 10th day of June, 2009.

M&F BANCORP, INC.
Name of Corporation

Kim D. Saunders
Signature

Name:   Kim D. Saunders
Title:     President and Chief Executive Officer

Exhibit A

Article II:                                Article II is hereby amended and restated to read in its entirety as follows:

Article II

Section 2.1. Total Authorized Shares of Capital Stock.  The Corporation shall have authority to issue a total of 15,000,000 shares of capital stock, divided into classes as follows:

Class	Number of Shares	Par Value
Common Stock	10,000,000	None
Preferred Stock	5,000,000	$.01

Section 2.2.  Common Stock.  The shares of Common Stock shall be of one and the same class.  Subject to the rights of holders of the Preferred Stock as determined by the Board of Directors pursuant to Section 2.3 hereof and by the North Carolina Business Corporation Act as now constituted or hereafter amended, the holders of shares of Common Stock shall have one vote per share on all matters on which holders of shares of Common Stock are entitled to vote and shall be entitled to participate pro rata after preferential rights of holders of Preferred Stock in the distribution of the net assets of the Corporation upon dissolution.

Section 2.3.  Preferred Stock.  The shares of Preferred Stock may be issued from time to time by the Corporation, and the Board of Directors may create and divide such shares into series within that class, and such shares and the shares of each such series shall have such voting powers, full or limited, or no voting powers, and such designations, preferences, limitations and relative rights (or qualifications, conditions or restrictions thereon) as the Board of Directors may and hereby is authorized to determine.

Article VII:                                 Article VII is hereby amended and restated to read in its entirety as follows:

Article VII

Shareholders shall not have preemptive rights in this Corporation.

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